GRAHAM PACKAGING COMPANY, L.P.

GPC CAPITAL CORP. I

October 25, 2010

VIA EDGAR

Re:	Graham Packaging Company, L.P.
GPC Capital Corp. I and additional registrants
Registration Statement on Form S-4
File No. 333-167976

Mr. Jay Ingram

Ms. Sherry Haywood

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. Ingram and Ms. Haywood:

Graham Packaging Company, L.P., GPC Capital Corp. I and the co-registrants listed on Annex A hereto (collectively, the “Registrants”) hereby submit their request to withdraw from registration, pursuant to Rule 477 under the Securities Act of 1933, as amended, the registration statement on Form S-4 (File No. 333-167976), including all exhibits thereto (the “Registration Statement”), filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on July 2, 2010, and amended on October 5, 2010, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made to register the exchange offers contemplated in Amendment No. 1 to the Registration Statement, filed with the Commission on October 5, 2010 pursuant to the registration statement on Form S-4 (File No. 333-170095) filed by the Registrants on October 22, 2010. The Registration Statement was not declared effective by the Commission and no securities of the Registrant were offered or sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to Richard A. Fenyes of Simpson Thacher & Bartlett LLP, the Registrant’s counsel, by fax at (212) 455-2502. If you have any questions regarding this request for withdrawal, please contact Mr. Fenyes at (212) 455-2812.

Very truly yours,

GRAHAM PACKAGING COMPANY, L.P.

By:	GPC Opco GP, LLC, its general partner

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GPC CAPITAL CORP. I

By:	/s/ David W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING HOLDINGS COMPANY

By:	BCP/Graham Holdings LLC, its general partner

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Assistant Treasurer

GPC SUB GP LLC

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Secretary

GRAHAM PACKAGING LATIN AMERICA, LLC

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING POLAND, L.P.

By:	GPACSUB LLC, its general partner

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Secretary

GRAHAM RECYCLING COMPANY, L.P.

By:	GPC Sub GP LLC, its general partner

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Secretary

GRAHAM PACKAGING FRANCE PARTNERS

By:	Graham Packaging Company, L.P., its partner

By:	GPC Opco GP LLC, its general partner

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING WEST JORDAN, LLC

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Secretary

GRAHAM PACKAGING ACQUISITION CORP

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING PLASTIC PRODUCTS INC.

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING PET TECHNOLOGIES INC.

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING REGIOPLAST STS INC.

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Secretary

GRAHAM PACKAGING INTERNATIONAL PLASTIC PRODUCTS INC.

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING LEASING USA LLC

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING COMERC USA LLC

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING CONTROLLERS USA LLC

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING TECHNOLOGICAL SPECIALTIES LLC

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

GRAHAM PACKAGING MINSTER LLC

By:	/s/ David. W. Bullock
Name: David Bullock Title: Chief Financial Officer and Secretary

GPACSUB LLC

By:	/s/ David. W. Bullock
Name: David Bullock Title: Chief Financial Officer and Secretary

GRAHAM PACKAGING GP ACQUISITION LLC

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Vice Chairman

GRAHAM PACKAGING LP ACQUISITION LLC

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Vice Chairman

WCK-L HOLDINGS, INC.

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Vice Chairman

LIQUID CONTAINER INC.

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Vice Chairman

CPG-L HOLDINGS, INC.

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Vice Chairman

GRAHAM PACKAGING LC, L.P.

By: Liquid Container Inc., its General Partner

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Vice Chairman

GRAHAM PACKAGING PX HOLDING CORPORATION

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Vice Chairman

GRAHAM PACKAGING PX, LLC

By: Graham Packaging PX Holding Corporation, its Sole Member

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer and Vice Chairman

GRAHAM PACKAGING PX COMPANY

By:	Graham Packaging PX Holding Corporation, its partner

By:	Graham Packaging PX, LLC, its partner

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

By:	/s/ David. W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

ANNEX A

Graham Packaging Holdings Company

GPC Sub GP LLC

Graham Packaging Latin America, LLC

Graham Packaging Poland, L.P.

Graham Recycling Company, L.P.

Graham Packaging France Partners

Graham Packaging West Jordan, LLC

Graham Packaging Acquisition Corp.

Graham Packaging Plastic Products Inc.

Graham Packaging PET Technologies Inc.

Graham Packaging Regioplast STS Inc.

Graham Packaging International Plastic Products Inc.

Graham Packaging Leasing USA LLC

Graham Packaging Comerc USA LLC

Graham Packaging Controllers USA LLC

Graham Packaging Technological Specialties LLC

Graham Packaging Minster LLC

GPACSUB LLC

Graham Packaging GP Acquisition LLC

Graham Packaging LP Acquisition LLC

CPG-L Holdings, Inc.

Liquid Container Inc.

Graham Packaging LC, L.P.

Graham Packaging PX Holding Corporation

Graham Packaging PX, LLC

Graham Packaging PX Company

WCK-L Holdings, Inc.